21002555

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 02 2021
Washington DC
416

SEC FILE NUMBER
8-50973

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TerraNova Capital Equities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

420 Lexington Avenue, Suite 1402
(No. and Street)

New York	NY	10170
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter Gelb 212-381-7393
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alvarez & Associates, Inc. Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Ave. Suite 165	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Peter Gelb, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TerraNova Capital Equities, Inc., as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Peter Gelb

Signature

Chief Operating Officer

Title

Priya M.

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of NEW JERSEY

County of MERCER

Subscribed and sworn to (or affirmed) before me on this 12th day of FEBRUARY 2021, by PETER GELB proved to me on the basis of satisfactory evidences to be the person who appeared before me.

Notary Public Priya Mahadevan

PRIYA MAHADEVAN
Notary Public – State of New Jersey
My Commission Expires Dec 18, 2022

TerraNova Capital Equities, Inc.

Financial Statements

December 31, 2020

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Stockholder of TerraNova Capital Equities, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of TerraNova Capital Equities, Inc. (the "Company") as of December 31, 2020, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I and II ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2018.
Northridge, California
February 25, 2021

9221 Corbin Avenue Suite 165
Northridge, California 91324
800.848.0008
www.AAICPAs.com

TerraNova Capital Equities, Inc.
Statement of Financial Condition
As of December 31, 2020

Assets		
Cash	$	314,499
Receivables		78,854
Marketable Securities, at Fair Value		94,026
Prepaid Expenses		32,693
Total Assets	$	520,072
Liabilities and Stockholder's Equity		
Accounts Payable	$	299,018
Total Liabilities		299,018
Stockholder's Equity		
Common Stock $0.01 Par Value, 250,000 Shares authorized 15,000 shares issued and outstanding		150
Additional paid-in capital		2,008,875
Accumulated deficit		(1,787,971)
Total Stockholder's Equity		221,054
Total Liabilities & Stockholder's Equity	$	520,072

The accompanying notes are an integral part of these financial statements

TerraNova Capital Equities, Inc.
Statement of Income
For the Year Ended December 31, 2020

Revenues		
Commissions	$	2,403,379
Interest Income		15
Total Revenues		2,403,394
Expenses		
Commission Expense		2,028,930
Employee Compensation and Benefits		75,663
Compliance Expense		119,832
Professional Fees		41,516
Occupancy		49,154
Other Expenses		51,368
Total Expenses		2,366,463
Net Ordinary Income		36,931
Unrealized Gain on Marketable Securities		94,026
Net Income before income tax provision		130,957
Income Tax Provision		3,000
Net Income	$	127,957

The accompanying notes are an integral part of these financial statements

TerraNova Capital Equities, Inc.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2020

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance on 12/31/2019	$ 150	$ 1,975,875	$ (1,915,928)	$ 60,097
Capital Contributions		33,000		33,000
Net Income	-		127,957	127,957
Balance on 12/31/2020	$ 150	$ 2,008,875	$ (1,787,971)	$ 221,054

The accompanying notes are an integral part of these financial statements

TerraNova Capital Equities, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2020

Cash flow from operating activities:				
Net income (loss)			$	127,957
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:				
(Increase) Decrease in:				
Receivables	$	(50,860)		
Prepaid Expenses		(32,693)		
Marketable Securities, at Fair Value		(94,026)		
(Decrease) Increase in:				
Accounts Payable		261,238		
Total adjustments				83,659
Net cash provided by (used in) operating activities:				211,616
Cash Flow from investing activities:				-
Cash flow from financing activities:				
Proceeds from additional paid-in capital		33,000		
Net cash provided by (used in) financing activities				33,000
Net increase (decrease) in cash				244,616
Cash at December 31, 2019				69,883
Cash at December 31, 2020			$	314,499
Supplemental disclosure of cash flow information:				
Cash paid during the year for:				
Interest	$	-		
Income taxes	$	3,000		

The accompanying notes are an integral part of these financial statements

Organization

Terranova Capital Equities, Inc. (the "Company") is a Delaware Corporation incorporated March 18, 1998, which is registered as a broker-dealer under the Securities Exchange Act of 1934 (the "Exchange Act"). The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company is a wholly owned subsidiary of Terranova Capital Partners, Inc. (the "Parent" or "TNCP"), a Delaware corporation.

Significant Accounting Policies

General:

The Company's business is limited to acting as a private placement agent and to consult in connection with mergers and acquisitions. Company revenues are derived from commissions and fees earned in private placement transactions, merger and acquisition consulting fees and retainers from clients. In 2020, the Company derived $2,050,879 from commissions and fees and $352,500 from retainers. It is the Company's policy to recognize revenue in accordance with the terms of the underlying agreements, with the satisfaction of performance obligations under those agreements. On occasion, the Company may agree to defer the receipt of commissions and fees earned until a later date or milestone achievement. It is the Company's policy to not record a receivable for such deferred items, as the timing and ultimate success in realizing these revenues is uncertain. The company does not engage in any operations requiring establishment of customer accounts, handling of customer securities or funds, retail securities transactions, securities clearing activities, margin activities or any other forms of securities business. Significant changes in the Company's business requires FINRA approval.

The Company establishes a deferred tax asset or liability to recognize the future tax effects of transactions that have not been recognized for tax purposes, including taxable and deductible temporary differences as well as net operating loss and tax credit carryforwards. Deferred tax expenses or benefits are recognized as a result of changes in the tax basis of an asset or liability when measured against its reported amount in the financial statements. Deferred tax assets and benefits are fully reserved due to the uncertainty of realization.

Current income taxes are provided for estimated taxes payable or refundable based on tax returns. Deferred income taxes are recognized for the estimated future tax effects attributable to temporary differences in the basis of assets and liabilities for financial and tax reporting purposes.

Measurement of current and deferred tax assets and liabilities is based on provisions of enacted federal and state tax laws.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and

liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from the estimates.

Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized within the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Level 1. Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2. Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly and the fair value is determined through the use of models or other valuation methodologies. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3. Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, whether the security is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment.

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis follows.

Common stock: Fair value of securities traded on a national securities exchange are based upon the last reported sales price on the day of valuation. These financial instruments are classified as Level 1 in the fair value hierarchy.

Warrants: Fair value as determined using the Black-Scholes option pricing model. These financial instruments are classified as Level 3 in the fair value hierarchy. As the warrants held by the Company represent shares in private companies, for which there is no established market, the Company has established a 100% valuation reserve for these assets.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2020:

	Fair Value Measurements			
Description	Level 1	Level 2	Level 3	Total
Securities owned:				
Common Stock:	$ 94,026	$ -	$ -	$ 94,026
Warrants:			90,737	90,737
Less: Valuation Reserve			(90,737)	(90,737)
Total	$ 94,026	$ -	$ -	$ 94,026

The Company assesses the levels of the investments at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer in accordance with the Company's accounting policy regarding the recognition of transfers between levels of the fair value hierarchy. There was one transfer between Levels 3 and 1 during the year, for a total of $49,499 which included a 100% valuation allowance.

Income Taxes:

The current and deferred portions of the income tax expense (benefit) included in the Statement of Operations as determined in accordance with FASB ASC 740 are as follows:

	Current	Deferred	Total
Federal	$ -	$ 3,011	$ 3,011
State & Local	3,000	2,209	5,209
Current Deferred Benefit		5,220	5,220
Less: Valuation Allowance		(5,220)	(5,220)
Total income tax expense (benefit)	$ 3,000	$ -	$ 3,000

The Company has available at December 31, 2020, unused Federal, State and Local net operating losses, which may be applied against future taxable income or carried back to offset previous taxable income. These losses generate a deferred tax asset of approximately $389,915.

A 100% valuation allowance has been established against this benefit since management cannot determine if it is more likely than not that the asset will be realized.

The Company is required to file income tax returns in both federal and New York tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. For federal purposes, the statute of limitations is three years. Accordingly, the Company is no longer subject to examination of federal returns filed more than three years prior to the date of these financial statements. The statute of limitations for New York purposes is generally four years. Returns that were filed within the applicable statute remain subject to examination. As of December 31, 2020, the IRS has not proposed any adjustment to the Company's tax position.

Related Party Transactions:

The Company's Parent pays for certain bank service charges and insurance costs on behalf of the Company. In 2020, these charges amounted to $19,502. As of December 31, 2020, $19,502 of these charges are outstanding and included in payables on the Statement of Financial Condition.

The Company shares office space and administrative services with its Parent and is a party to an expense sharing agreement with its Parent, reviewed annually, whereby certain expenses incurred by the Company are allocated to TNCP. The expense sharing agreement is cancelable with reasonable notice. The occupancy portion of the agreement is not subject to FASB ASC842, Leases. The Company records shared expenses monthly as billed. In 2020, these charges amounted to $63,847. As of December 31, 2020, $52,853 of these charges are outstanding and included in receivables on the Statement of Financial Condition.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

Net Capital Requirement:

As a registered broker-dealer, the Company is subject to Rule 15c3-1 (the Net Capital Rule) promulgated under the Securities Exchange Act of 1934, and to comparable rules of FINRA relating to net capital. Pursuant to such, the Company is required to maintain minimum net capital of $17,566 and maintain a ratio of aggregate indebtedness to net capital that does not exceed 15:1. At December 31st 2020, the Company had net capital of $120,505. This amount exceeded such requirements for 2020 by $102,939 and its ratio of aggregate indebtedness to net capital was 2.2:1

Recently Issued Accounting Pronouncements:

The Financial Accounting Standards Board ("the FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASU's").

For the year ended December 31, 2020, various ASU's issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended.

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncements has either limited or no application to the Company, and, in all cases would not have a material impact on the financial statements taken as a whole.

Subsequent Events:

The Company has evaluated subsequent events through the date the financial statements were available to be issued. There are no material subsequent events as of the date the financial statements were available to be issued.

Commitments, Guarantees and Contingencies:

Management of the Company believes that there are no commitments, guarantees or contingencies that may result in a material loss or future obligations as of December 31, 2020.

The worldwide outbreak of coronavirus (COVID-19) may lead to an adverse impact on the financial markets and the overall economy. In the event such an impact was to occur and last for a sustained period, the operations and financial performance of the Company may be adversely affected. At this point, however, the severity of such an event is highly uncertain and cannot be predicted.

The Company maintains bank accounts at financial institutions. These accounts are insured by the Federal Deposit insurance Corporation ("FDIC") up to $250,000. At time during the year, cash balances held in financial institutions were in excess of FDIC's insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

TerraNova Capital Equities, Inc.
Schedule I

Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15C3-1 under the Securities Exchange Act of 1934 As of December 31, 2020

Total Equity	**$**	**221,054**
Deductions:		
Non-Allowable Assets:		**(76,017)**
Haircuts on Securities and Undue Concentration:		**(24,532)**
Net Capital		**120,505**
Minimum Net Capital Requirement:		**17,566**
Excess Net Capital	**$**	**102,939**
Aggregate Indebtedness	**$**	**263,488**
Ratio of aggregate indebtedness to net capital		2.2:1

No material differences exist between the above computation and the computation included in the company's most recently filed part IIA of Form X-17A-5 as of December 31, 2020.

See report of independent registered public accounting firm

TerraNova Capital Equities, Inc.
Schedule II

Computation for Determination of the Reserve Requirements and Information Relating to for Possession or Control for Brokers and Dealers Pursuant to Rule 15C3-3
As of December 31, 2020

The Company claimed an exemption as a non-covered firm from the provisions in SEA Rule 15c3-3 as the Company's business activities are and will remain, limited to business activities in the private placement of securities, mergers and acquisitions and consulting services. The Company (1) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in rule 15c3-3). Accordingly, there are no items to report under the requirements of this Rule.

See report of independent registered public accounting firm

TerraNova Capital Equities, Inc.
Report on Exemption Provisions
Pursuant to 17 C.F.R. § 15c3-3(k)
For the Year Ended December 31, 2020

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Stockholder of TerraNova Capital Equities, Inc.:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) TerraNova Capital Equities, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which TerraNova Capital Equities, Inc. claimed an exemption as a Non-Covered Firm from the provisions in SEA Rule 15c3-3 as the Company's business activities are, and will remain, limited to business activities in the private placement of securities, mergers and acquisitions, and consulting services and (2) TerraNova Capital Equities, Inc. stated that TerraNova Capital Equities, Inc. met the identified exemption provisions throughout the year ending December 31, 2020 without exceptions. TerraNova Capital Equities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about TerraNova Capital Equities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in the Non-Covered Firm provision.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

Northridge, California
February 25, 2021

TERRANOVA
CAPITAL

Exemption Report

This is to certify that, to the best of my knowledge and belief:

TerraNova Capital Equities, Inc. ("the Company"), is a registered broker-dealer subject to Rule 17a -5 promulgated by the Securities and Exchange Commission (17 C.F.R. Section 240.17a -5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. Section 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption as a Non-Covered Firm from the provisions in SEA Rule 15c3-3 as the Company's business activities are, and will remain, limited to business activities in the private placement of securities, mergers and acquisitions, and consulting services. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).

The Company met the identified exemption throughout the year ending December 31, 2020 without exceptions.

Thank you,

Peter Gelb
Chief Operating Officer

TerraNova Capital Equities, Inc.
420 Lexington Avenue, Suite 1402
New York, NY 10170

Member FINRA/SIPC